FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 29, 2014

Commission File Number   001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports Third Quarter 2014 Financial Results” dated October 29, 2014.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2014 Results”, dated October 29, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 29, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

News Release

AU Optronics Corp. Reports a 17-quarter High Net Profit of NT$7.3 Billion for Third Quarter 2014

Issued by: AU Optronics Corp.
Issued on: October 29, 2014

Hsinchu, Taiwan, October 29, 2014 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its unaudited consolidated financial results for the third quarter of 2014(1).

Consolidated revenues in the third quarter of 2014 were NT$106.89 billion, up 4.7% from the previous quarter. Gross profit was NT$15.38 billion, with gross margin of 14.4%. Operating profit was NT$8.78 billion, with operating margin of 8.2%. AUO’s net profit for the third quarter was NT$7.30 billion. Net profit attributable to owners of the Company was NT$7.33 billion, with a basic EPS of NT$0.76(2).

In the third quarter of 2014, large-sized panel(3) shipments totaled 29.48 million units, up by 2.2% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 48.23 million units, representing a 4.2% increase from the second quarter of 2014.

For the first nine months of 2014, AUO reported consolidated revenues of NT$302.73 billion, with net profit of NT$11.49 billion or a basic EPS of NT$1.21(2).

AUO’s unaudited consolidated results for the third quarter of 2014 were highlighted as below:
•	Revenues of NT$106.89 billion, up 4.7% quarter-over-quarter
•	Net profit of NT$7.30 billion
•	Basic EPS of NT$0.76(2)
•	Gross margin was 14.4%
•	Operating margin was 8.2%
•	EBITDA(4) margin was 21.2%

1/3

News Release

Looking back to the third quarter, thanks to the inventory stocking for Golden Week Holiday in China and the traditional holiday season in Europe and the U.S., the overall panel supply and demand remained fairly tight. While the Company’s fabs continued to be operated at full capacity, AUO persistently switched its product mix to high value-added products. Not only managed to maximize its effectiveness of the capacity, but the Company also proactively improved its cost structures, making the Company to deliver a strong financial performance this quarter. As a result, the Company’s operating margin and EBITDA margin surged to 8.2% and 21.2%, respectively. Its net profit also rose 81.4% quarter-over-quarter to NT$7.30 billion, a record high for the past 17 quarters. Meanwhile, its days of inventory further declined to 35 days, a new low in recent years, demonstrating the Company’s achievements in both inventory control and asset management.

Looking forward to the fourth quarter, after “making profits in the high season” last quarter, AUO plans to execute the strategy – building competitive edges in the slow season – in the fourth quarter. The Company will continue to leverage its capability in technology development and proactively develop products with high cost-performance ratio as well as high-technology content, aiming to establish its long-term competitive advantages and recreate growth opportunity.

(1)	All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.
(2)	Basic EPS in the third quarter of 2014 and the first nine months of 2014 were calculated based on the weighted average outstanding shares of the first nine months of 2014 (9,624 million shares).
(3)	Large size refers to panels that are 10 inches and above in diagonal measurement.
(4)	EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.5 inches to 75 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the

2/3

News Release

Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for four consecutive years from 2010 to 2014. AUO generated consolidated revenues of NT$416.36 billion (US$13.96 billion) in 2013. For more information, please visit AUO.com.

* 2013 year end revenue converted at an exchange rate of NTD29.83:USD1

Safe Harbor Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 21st, 2014.

For more information, please contact:
Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

3/3

Item 2

AU Optronics Corp.
Third Quarter 2014 Results Investor Conference

2014

Oct. 29, 2014

Safe Harbor Notice

[] The statements included in this presentation that are not historical in nature are "forward-looking  statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States
Securities Exchange Act of 1934. These forward-looking  statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

[] Actual results may differ materially from those expressed or implied in these forward-looking  statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced  disasters, including terrorist activity and armed conflict; and
fluctuations in foreign currency exchange rates.

[] Beginning on January 1, 2013, we have adopted the International Financial
Reporting Standards as issued by the International Accounting Standards Board
("IFRS") to the extent endorsed by the ROC Financial Supervisory Commission
("FSC") ("Taiwan IFRS") for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC.
 All financial information contained herewithin is presented in conformity with
Taiwan IFRS.  Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

[] Our release of financial forecasts and forward-looking  statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking  statements, whether as a result of new information, future events or otherwise.

2

[C] 2014 AU Optronics Corporation -- Proprietary and Confidential

Statement of Comprehensive Income

Selected Items form Statement of Comprehensive Income

Amount : NT$ Million

	3Q14		2Q14		QoQ %	3Q13	
Net Sales	**106,886**	**100.0%**	**102,042**	**100.0%**	**4.7%**	**107,081**	**100.0%**
Cost of Goods Sold	(91,507)	(85.6%)	(91,426)	(89.6%)	0.1%	(96,815)	(90.4%)
Gross Profit	**15,379**	**14.4%**	**10,616**	**10.4%**	**44.9%**	**10,266**	**9.6%**
Operating Expenses	(6,602)	(6.2%)	(6,709)	(6.6%)	(1.6%)	(6,892)	(6.4%)
Operating Profit	**8,777**	**8.2%**	**3,907**	**3.8%**	**124.7%**	**3,374**	**3.2%**
Net Non-operating Income (Expenses)	(1,209)	(1.1%)	273	0.3%	–	(623)	(0.6%)
Profit before Tax	**7,568**	**7.1%**	**4,180**	**4.1%**	**81.1%**	**2,750**	**2.6%**
Net Profit	**7,300**	**6.8%**	**4,024**	**3.9%**	**81.4%**	**2,510**	**2.3%**
Attributable to:							
Owners of Company	7,332	6.9%	4,033	4.0%	81.8%	2,490	2.3%
Non-controlling Interests	(32)	(0.0%)	(9)	(0.0%)	263.7%	20	0.0%
Net Profit	**7,300**	**6.8%**	**4,024**	**3.9%**	**81.4%**	**2,510**	**2.3%**
Basic EPS (NT$)[(a)]	**0.76**		**0.42**		**81.8%**	**0.27**	
Operating Profit + D&A	**22,643**	**21.2%**	**18,364**	**18.0%**	**23.3%**	**18,862**	**17.6%**
Display Segment Information:							
Net Sales	101,202	100.0%	96,218	100.0%	5.2%	102,748	100.0%
Operating Profit	9,216	9.1%	4,545	4.7%	102.8%	4,218	4.1%
Operating Profit + D&A	22,138	21.9%	18,055	18.8%	22.6%	18,710	18.2%
Unit Shipments (mn)[(b)]							
Large Size Panels	**29.5**		**28.9**		**2.2%**	**29.3**	
Small & Medium Size Panels	**48.2**		**46.3**		**4.2%**	**44.1**	

– Unaudited, prepared by AUO based on Taiwan IFRS

a) AUO issued new ADSs in May 2013. Basic EPS in both 3Q14 and 2Q14 were calculated based on the weighted average outstanding shares of the first nine months of 2014 (9,624 m shares); Basic EPS in 3Q13 was calculated based on the weighted average outstanding shares of 2013 (9,349m shares).

b) Large size refers to panels that are 10 inches and above

© 2014 AU Optronics Corporation – Proprietary and Confidential

3

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	3Q14	2Q14	QoQ %	3Q13
Cash & ST Investment[a]	75,414	76,536	(1.5%)	69,975
Inventory	35,287	35,299	(0.0%)	41,511
Short Term Debt[b]	45,783	49,757	(8.0%)	56,828
Long Term Debt	105,954	119,347	(11.2%)	137,193
Equity	188,766	180,458	4.6%	176,478
Total Assets	460,391	468,909	(1.8%)	504,372
Inventory Turnover (Days)[c]	**35**	**36**		**39**
Net Debt to Equity[d]	**40.4%**	**51.3%**		**70.3%**

– Unaudited, prepared by AUO based on Taiwan IFRS

a) Excluding time deposit with maturity longer than 3 months (NT$ 2,000m in 3Q14 ,NT$300m in 2Q14, and NT$2,708m in 3Q13)

b) Short term debt refers to all interest bearing debt maturing within one year

c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d) Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST Investment) / Equity

© 2014 AU Optronics Corporation – Proprietary and Confidential

4

Consolidated Cash Flow Highlights

Amount : NT$ Million

                               3Q14
                               =========
From Operating Activities       19,655
 Gain before Tax                 7,568
 Depreciation and Amortization   13,865
 Net Change in Working Capital   (1,697)
From Investing Activities        (2,768)
 Capital Expenditure             (3,374)
From Financing Activities       (18,432)
 Net Change in Debt             (17,065)
Net Change in Cash()a)           (1,122)

2Q14      QoQ
========= =========
 15,416     4,240
  4,180     3,388
 14,457      (592)
 (1,597)     (100)
 (3,790)    1,022
 (4,951)    1,577
 (8,192)  (10,240)
 (7,960)   (9,105)
  3,458    (4,581)

-- Unaudited, prepared by AUO based on Taiwan IFRS

a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

[C] 2014 AU Optronics Corporation -- Proprietary and Confidential

5

Display Revenue Breakdown by Application

100%

80% 44% 44% 44%
46% 46%

TV
60%
Monitor
16% 15% 15% Mobile PC
16% 16%
40%
Mobile Device
18% 20% 20% 20%
19% Commercial
and Others
20%
8% 8% 8% 9% 9%

12% 11% 12% 12% 12%
0%
3Q13 4Q13 1Q14 2Q14 3Q14

-- Unaudited, prepared by AUO based on Taiwan IFRS
-- Mobile PC : including Notebook and Tablet displays
-- Mobile Device : including displays for mobile phones and other related products
-- Commercial and Others: including displays for automobile, industrial PC,
ATM, point of sale (POS), pachinko, and etc.

[C] 2014 AU Optronics Corporation -- Proprietary and Confidential 6

Display Revenue Breakdown by Size

� Unaudited, prepared by AUO based on Taiwan IFRS
17% 17% 17% 19% 19%
27% 28% 29% 26% 27%
17% 16% 17% 15% 15%
20% 20% 17% 17% 14%
19% 19% 20% 23% 25%

7

Consolidated Shipments and ASP by Area

Shipments in square meter

(K m(2))

6,000

5,000

4,000

6,061
3,000 5,885 5,843
5,585 5,431

2,000

1,000

0
3Q13 4Q13 1Q14 2Q14 3Q14

ASP per square meter

(US$) 700

650 $606 600 $551 $550 $537 550 $527

500

450
3Q13 4Q13 1Q14 2Q14 3Q14

-- Unaudited, prepared by AUO based on Taiwan IFRS
-- ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

[C] 2014 AU Optronics Corporation -- Proprietary and Confidential

8

Consolidated Small and Medium Panel
Shipments by Area and Revenues

Shipments in square meter

(K m(2))
400

350

300

250

200
347.2 368.2
150
270.2 265.7
235.2
100

50

0
3Q13 4Q13 1Q14 2Q14 3Q14

Revenues

(NT$ bn)

20.0 19.0
18.3
18.0 17.3

16.1
16.0
14.3

14.0

12.0

10.0
3Q13 4Q13 1Q14 2Q14 3Q14

-- Unaudited, prepared by AUO based on Taiwan IFRS
-- Small and Medium size refers to panels that are under 10 inches

9

[C] 2014 AU Optronics Corporation -- Proprietary and Confidential

www.auo.com
ir@auo.com

[C] 2014 AU Optronics Corporation -- Proprietary and Confidential 10

AU OPTRONICS CORP.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the Three Months Ended September 30, 2014 and 2013 and June 30, 2014
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)
except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2014		% of	3Q 2013	YoY	3Q 2014		% of	2Q 2014	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,511	106,886	100.0	107,081	(0.2)	3,511	106,886	100.0	102,042	4.7
Cost of Goods Sold	3,006	91,507	85.6	96,815	(5.5)	3,006	91,507	85.6	91,426	0.1
Gross Profit	505	15,379	14.4	10,266	49.8	505	15,379	14.4	10,616	44.9

Operating Expenses	217	6,602	6.2	6,892	(4.2)	217	6,602	6.2	6,709	(1.6)
Operating Profit	288	8,777	8.2	3,374	160.2	288	8,777	8.2	3,907	124.7

Net Non-Operating Income (Expense)	(40)	(1,209)	(1.1)	(623)	94.0	(40)	(1,209)	(1.1)	273	－

Profit before Income Tax	249	7,568	7.1	2,750	175.2	249	7,568	7.1	4,180	81.1

Income Tax Expense	(9)	(268)	(0.3)	(240)	11.5	(9)	(268)	(0.3)	(156)	71.8
Net Profit	240	7,300	6.8	2,510	190.9	240	7,300	6.8	4,024	81.4

Other Comprehensive Income (Loss)	33	1,001	0.9	(567)	－	33	1,001	0.9	(912)	－
Total Comprehensive Income	273	8,301	7.8	1,943	327.3	273	8,301	7.8	3,111	166.8

Net Profit Attributable to:
Owners of Company	241	7,332	6.9	2,490	194.5	241	7,332	6.9	4,033	81.8
Non-controlling Interests	(1)	(32)	(0.0)	20	－	(1)	(32)	(0.0)	(9)	263.7
Net Profit	240	7,300	6.8	2,510	190.9	240	7,300	6.8	4,024	81.4

Total Comprehensive Income Attributable to:
Owners of Company	267	8,114	7.6	2,015	302.6	267	8,114	7.6	3,257	149.1
Non-controlling Interests	6	187	0.2	(73)	－	6	187	0.2	(146)	－
Total Comprehensive Income	273	8,301	7.8	1,943	327.3	273	8,301	7.8	3,111	166.8

Basic Earnings Per Share	0.03	0.76		0.27		0.03	0.76		0.42
Basic Earnings Per ADS(3)	0.25	7.62		2.66		0.25	7.62		4.19
Weighted-Average Shares Outstanding ('M)		9,624		9,349			9,624		9,624

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.44 per USD as of September 30, 2014
(3) 1 ADS equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
September 30, 2014 and 2013
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2014			September 30, 2013		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,477	75,414	16.4	69,975	13.9	5,439	7.8
Notes & Accounts Receivables	1,667	50,756	11.0	46,773	9.3	3,983	8.5
Other Current Financial Assets	156	4,764	1.0	6,279	1.2	(1,515)	(24.1)
Inventories	1,159	35,287	7.7	41,511	8.2	(6,225)	(15.0)
Other Current Assets	200	6,088	1.3	5,513	1.1	575	10.4
Total Current Assets	5,661	172,308	37.4	170,050	33.7	2,258	1.3

Long-term Investments	456	13,884	3.0	15,102	3.0	(1,218)	(8.1)

Net Fixed Assets	7,809	237,696	51.6	281,246	55.8	(43,550)	(15.5)

Other Assets	1,199	36,503	7.9	37,974	7.5	(1,470)	(3.9)
Total Assets	15,125	460,391	100.0	504,372	100.0	(43,980)	(8.7)

LIABILITIES
Short-term Borrowings	22	677	0.1	906	0.2	(230)	(25.4)
Accounts Payable	2,493	75,896	16.5	82,475	16.4	(6,579)	(8.0)
Current Installments of Long-term Borrowings	1,482	45,107	9.8	55,922	11.1	(10,815)	(19.3)
Current Financial Liabilities	12	377	0.1	50	0.0	327	654.8
Accrued Expense & Other Current Liabilities	967	29,430	6.4	28,471	5.6	958	3.4
Machinery and Equipment Payable	154	4,681	1.0	8,046	1.6	(3,365)	(41.8)
Total Current Liabilities	5,130	156,167	33.9	175,871	34.9	(19,703)	(11.2)

Long-term Borrowings	2,974	90,539	19.7	117,423	23.3	(26,884)	(22.9)
Bonds Payable	506	15,416	3.3	19,770	3.9	(4,355)	(22.0)
Non Current Financial Liabilities	0	1	0.0	20	0.0	(19)	(95.0)
Other Long-term Liabilities	312	9,503	2.1	14,810	2.9	(5,306)	(35.8)
Total Long-term Liabilities	3,793	115,458	25.1	152,023	30.1	(36,565)	(24.1)

Total Liabilities	8,923	271,626	59.0	327,893	65.0	(56,268)	(17.2)

EQUITY
Common Stock	3,162	96,242	20.9	96,242	19.1	0	0.0
Capital Surplus	1,953	59,459	12.9	60,474	12.0	(1,015)	(1.7)
Retained Earnings	511	15,549	3.4	3,104	0.6	12,444	400.9
Other Equity	116	3,545	0.8	2,882	0.6	663	23.0
Non-Controlling Interests	459	13,971	3.0	13,775	2.7	195	1.4
Total Equity	6,201	188,766	41.0	176,478	35.0	12,287	7.0
Total Liabilities & Equity	15,125	460,391	100.0	504,372	100.0	(43,980)	(8.7)

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.44 per USD as of September 30, 2014
(3) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended September 30, 2014 and 2013
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2014		Nine Months 2013
	USD	NTD	NTD
Cash Flow from Operating Activities:
Profit before Income Taxes	396	12,047	3,690
Depreciation & Amortization	1,425	43,387	48,329
Investment Loss under Equity Method	(11)	(343)	(416)
Changes in Working Capital	(302)	(9,179)	(21,513)
Changes in Others	(13)	(392)	188
Net Cash Provided by Operating Activities	1,495	45,520	30,278

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	14	417	47
Acquisition of Property, Plant and Equipment	(457)	(13,919)	(20,106)
Proceeds from Disposal of Property, Plant and Equipment	29	888	559
Acquisition of Equity-Accounted Investees and Financial assets carried at cost	(0)	(2)	(146)
Proceeds from Disposal of Equity-Accounted Investees and Financial Assets Carried at Cost	38	1,146	1,668
Decrease(Increase) in Other Financial Assets	(5)	(143)	335
Increase in Intangible Assets	(1)	(18)	(1,216)
Decrease(Increase) in Other Assets	2	64	(99)
Net Cash Used in Investing Activities	(380)	(11,567)	(18,959)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(91)	(2,781)	(7,714)
Decrease in Guarantee Deposits	(3)	(94)	(145)
Decrease in Long-term Borrowings and Bonds Payable	(1,012)	(30,812)	(20,340)
Issuance of Common Stock for Cash	0	0	10,281
Cash Dividends	(47)	(1,444)	0
Proceeds from Issuance of Subsidiary Shares to Non-Controlling Interests and Others	4	119	18
Net Cash Used by Financing Activities	(1,150)	(35,011)	(17,900)

Effect of Exchange Rate Changes on Cash	5	159	(101)
Net Decrease in Cash and Cash Equivalents	(30)	(899)	(6,681)
Cash and Cash Equivalents at Beginning of Period	2,507	76,312	76,656
Cash and Cash Equivalents at End of Period	2,477	75,414	69,975

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.44 per USD as of September 30, 2014